Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this annual report. The consolidated financial statements of Caledonia Mining Corporation (“Company”) have been prepared in conformity with International Financial Reporting Standards (“IFRS”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

Financial information used elsewhere in the Annual Report is consistent with that in the consolidated financial statements. The Management Discussions and Analysis (MD&A) also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced. Our independent auditor has the responsibility of auditing the annual consolidated financial statements and expressing an opinion on them.

Management have concluded that as a result of the relatively small size of the Company’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR. An internal audit department has been added to the administration department at Blanket Mine to enforce and test adherence to the ICFR.

In order to mitigate the risk of material misstatement in the Company’s consolidated financial statements, the Company implemented additional cash flow review and monitoring controls at head office on a monthly basis and as part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional year end procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of five unrelated directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditor, BDO Canada LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2012 were approved by the Board of Directors and signed on its behalf on March 26, 2013.

(Signed) S. E. Hayden                                                                               (Signed) S. R. Curtis

President and Chief Executive Officer                                            Vice-President, Finance and Chief Financial Officer

Caledonia Mining Corporation

INDEPENDENT AUDITOR'S REPORT

OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Caledonia Mining Corporation

We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of comprehensive income and (loss), changes in equity and cash flows for the years ended December 31, 2012, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Caledonia Mining Corporation as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years ended December 31, 2012, 2011 and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) BDO Canada LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 26, 2013

Caledonia Mining Corporation

Consolidated statements of comprehensive income and (loss)
(In thousands of Canadian dollars except for earnings per share amounts)
For the years ended December 31,	Note	2012	2011	2010
		$	$	$

Revenue		75,221	55,705	22,388
Less: Royalty		(5,261)	(2,514)	(825)
Production costs	8	(25,653)	(21,093)	(12,617)
Depreciation		(3,392)	(2,983)	(2,586)
Gross profit		40,915	29,115	6,360

Administrative expenses	9	(4,055)	(3,351)	(2,807)
Share-based payment expense	20	(14,569)	(1,101)	(354)
Indigenisation expenses	5	(1,700)	(326)
Foreign exchange (loss)/gain		(4)	303	359
Impairment	13	(330)	(3,884)	-
Other (expenses)/income	10	-	-	(1,064)
Results from operating activities		20,257	20,756	2,494
Finance income	11	79	55	270
Finance cost	11	(160)	(217)	(267)
Net finance (costs)/income		(81)	(162)	3
Profit before income tax		20,176	20,594	2,497

Income and other tax expense	12	(12,818)	(8,464)	(1,042)
Profit for the year		7,358	12,130	1,455
Other comprehensive (loss)/income
Revaluation of investments to fair value		-	-	(45)
Foreign currency translation differences for foreign operations		(1,589)	265	(1,404)
Other comprehensive income for the year, net of income tax		(1,589)	265	(1,449)
Total comprehensive income for the year		5,769	12,395	6
Profit/(loss) attributable to:
Shareholders of the Company		8,720	12,130	1,455
Non-controlling interests		(1,362)	-	-
Profit for the year		7,358	12,130	1,455
Total comprehensive (loss)/income attributable to:
Shareholders of the Company		7,112	12,395	6
Non-controlling interests		(1,343)	-	-
Total comprehensive income for the year		5,769	12,395	6
Earnings per share
Basic earnings per share	18	0.0172	0.024	0.003
Diluted earnings per share		0.0172	0.024	0.003

Caledonia Mining Corporation

Consolidated statements of financial position
(In thousands of Canadian dollars)
		December 31,	December 31,
As at	Note	2012	2011
		$	$

Assets
Property, plant and equipment	13	36,471	33,918
Deferred tax asset	12	62	325
Total non-current assets		36,533	34,243

Inventories	14	5,508	4,482
Prepayments		126	334
Trade and other receivables	15	1,718	3,657
Cash and cash equivalents	16	27,942	9,686
Total current assets		35,294	18,159
Total assets		71,827	52,402

Equity and liabilities
Share capital	17	197,137	196,163
Reserves		13,677	2,273
Accumulated deficit		(153,399)	(158,422)
Equity attributable to shareholders		57,415	40,014
Non-controlling interest		(1,796)	-
Total equity		55,619	40,014

Liabilities
Provisions	21	1,015	1,785
Deferred tax liability	12	5,913	6,037
Total non-current liabilities		6,928	7,822

Trade and other payables	22	5,775	3,841
Zimbabwe advance dividend accrual	5	1,987	-
Income taxes payable		1,518	295
Bank overdraft	16	-	430
Total current liabilities		9,280	4,566
Total liabilities		16,208	12,388
Total equity and liabilities		71,827	52,402

On behalf of the Board:

“S.E. Hayden”             Director

“Robert W. Babensee” Director

Caledonia Mining Corporation

Consolidated statements of changes in equity

(In thousands of Canadian dollars)

	Note	Share capital	Investment Revaluation Reserve	Translation reserve	Share based payment reserve	Accumulated deficit	Total	Non-controlling interest (NCI)	Total Equity
		$	$	$	$	$	$	$	$
Balance at January 1, 2010		196,125	50	-	1,952	(172,007)	26,120	-	26,120
Comprehensive income/(loss) for the year			(45)	(1,404)		1,455	6		6
Share-based compensation expense	20				354		354		354
Balance at December 31, 2010		196,125	5	(1,404)	2,306	(170,552)	26,480	-	26,480
Comprehensive income for the year				265		12,130	12,395		12,395
Shares issued		38					38		38
Share-based compensation expense	20				1,101		1,101		1,101
Balance at December 31, 2011		196,163	5	(1,139)	3,407	(158,422)	40,014	-	40,014
Comprehensive income for the year				(1,608)		8,720	7,112	(1,343)	5,769
Share-based compensation expense	20				408		408	-	408
Shares issued		974					974		974
Share-based expense on Indigenisation Transaction	5				11,867		11,867	2,294	14,161
Advance dividend paid to NCI								(5,707)	(5,707)
Changes in relative ownership interests in subsidiaries
Blanket Mine	5			737		(3,697)	(2,960)	2,960	-
Balance at December 31, 2012		197,137	5	(2,010)	15,682	(153,399)	57,415	(1,796)	55,619

Consolidated statements of cash flows
(In thousands of Canadian dollars)
For the years ended December 31,	Note	2012	2011	2010
		$	$	$
Cash flows from operating activities
Profit for the year		7,358	12,130	1,455
Adjustments to reconcile net cash from operations	23	31,099	16,648	4,210
Changes in non-cash working capital	23	2,963	(3,183)	950
Interest received		79	-	-
Interest paid		(160)	(162)	(3)
Tax paid		(11,618)	(8,005)	(1)
Cash from operating activities		29,721	17,428	6,611

Cash flows from investing activities
Property, plant and equipment additions		(7,909)	(8,528)	(7,304)
Proceeds on sale of property, plant and equipment		38	-	51
Net cash used in investing activities		(7,871)	(8,528)	(7,253)

Cash flows from financing activities
Bank overdraft increase (decrease)		(430)	(317)	159
Advance dividend paid	5	(3,739)	-	-
Proceeds from the exercise of share options	17	974	38	-
Net cash from (used in) financing activities		(3,195)	(279)	159
Net increase/(decrease) in cash and cash equivalents		18,655	8,621	(483)
Cash and cash equivalents at beginning of year		9,686	1,145	1,622
Effect of exchange rate fluctuations on cash held		(399)	(80)	6
Cash and cash equivalents at year end	16	27,942	9,686	1,145

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

1 Reporting entity

Caledonia Mining Corporation is a company domiciled in Canada. The address of the Company’s registered office is Suite 1201, 67 Yonge Street, Toronto, Ontario M5E 1J8 Canada. The consolidated financial statements of the Company as at and for the year ended December 31, 2012 comprises the Company and its subsidiaries (together referred to as the “Group” or “Company” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2 Basis for preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorised for issue by the Board of Directors on March 26, 2013.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	available for sale financial assets are measured at fair value
•	equity-settled share-based payment arrangements are measured at fair value on grant date.

(c) Presentation currency

These consolidated financial statements are presented in the Canadian dollar, which is the functional currency of Caledonia Mining Corporation. All financial information presented in the Canadian dollar has been rounded to the nearest thousand.

(d) Comparative figures

The 2010 comparative figures presented in the consolidated statements of comprehensive income and (loss), changes in equity and cash flows and the related notes are provided solely as a result of the requirements of item 8(2) of the Form 20-F as required by the United States Securities and Exchange Commission. IFRS requires that an additional comparative statement of financial position only be presented in the event of a material prior year reclassification, restatement or retrospective change in accounting policy.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

3 Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements are also discussed below:

The indigenisation transaction at Blanket Mine required management to make significant judgements and assumptions, refer Note 5.

i)                 Site Restoration Provisions

Site restoration provisions have been created based on the independent analysis of the rehabilitation costs at Blanket Mine and internal assessments for Eersteling Gold Mine. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

ii)               Exploration and Evaluation (“E&E”) Expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”).

The Company also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

3 Use of estimates and judgements- (continued)

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

iii)             Title to Mineral Property Interests

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

iv)             Income Taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v)               Share-based Payment Transactions

The Company measures the cost of equity-settled, share based payment transactions with employees as well as with Indigenisation Shareholders (refer note 5 and 20) by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant judgements and estimates and assumptions for estimating fair value for share-based payment transactions are disclosed in note 20.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

3 Use of estimates and judgements- (continued)

therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s stock options.

vi)             Impairment

At each accounting period end the Company determines if impairment indicators exist, and if present, performs an impairment review of the non-monetary assets held in the Group. The exercise is subject to various judgement decisions and estimates. Financial assets are also reviewed regularly for impairment. Further details of the judgements and estimates made for these reviews are set out in Note 4(g).

vii)           Functional currency

The functional currency of each entity in the Group is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately other comprehensive income.

4 Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements. The accounting policies have been applied consistently by the Group entities.

As a result of the implementation of the Blanket Zimbabwe Indigenisation Transaction (refer to note 5), the accounting policies were expanded to include the following policies in order to account for the transaction under IFRS:

•	Assessment of control of subsidiaries and changes in shareholdings where control is maintained (refer note 4(a)(i))
•	Consolidation of special purpose entities (refer note 4(a)(ii))
•	Short term employee benefits relating to participation units awarded to employees (refer note 4(h)(ii))
•	Share-based payment expenses resulting from the Blanket Indigenisation Transaction (refer note 4(i)(ii)).

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies - (continued)

The adoption of these policies did not have an effect on the comparative figures previously reported.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of Group entities have been changed when necessary to align them with the policies adopted by the Group.

In instances where the Group owns less than 50% of the ordinary shares in a subsidiary, the Group also considers whether further indicators of control exist above and beyond its effective shareholding.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as transactions with owners in their capacity as owners. Adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary and no gain or loss is recognised in profit or loss.

(ii) Special purpose entities

Special purpose entities (SPEs) are entities that are created to accomplish a narrow and well-defined objective. An SPE is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE. The following circumstances may indicate a relationship in which, in substance, the Group controls and consequently consolidates an SPE.

•	The activities of the SPE are being conducted on behalf of the Group according to its specific business needs so that the Group obtains benefits from the SPE’s operation.
•	The Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers.
•	The Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incidental to the activities of the SPE.
•	The Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The assessment of whether the Group has control over an SPE is carried out at inception and normally no further reassessment of control is carried out in the absence of changes in the structure or terms of the SPE, or additional transactions between the Group and the SPE. Day-to-day operating activities of the SPE normally do not lead to a reassessment of control. However, sometimes changes in operating activities may alter the substance of the relationship between the Group and the SPE and in such

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies - (continued)

instances the Group determines whether the change warrants a reassessment of control based on the specific facts and circumstances.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

(i) Functional currencies

The functional currencies of Caledonia Mining Corporation and its subsidiaries are the Canadian dollar, US dollar and South African Rand (“ZAR”). These consolidated financial statements have been translated into the Canadian dollar in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. This standard requires that assets and liabilities be translated using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period).When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in Other Comprehensive Income (“OCI”).

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reallocated between controlling and non-controlling interests.

All resulting translation differences are reported in other comprehensive income.

(ii) Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the Group entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the year end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies - (continued)

(c) Financial instruments

(i) Non-derivative financial assets

The Group initially recognises loans and receivables on the date that they are originated. All other financial assets (including assets designated at fair value through profit or loss) are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: trade and other receivables, cash and cash equivalents, and available-for-sale financial assets.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at period end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified in any other categories of financial assets. The Group currently has an insignificant amount of investments in equity securities and certain debt securities which are classified as available-for-sale financial assets.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies - (continued)

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for sale equity instruments, are recognised in other comprehensive income and presented within equity in accumulated other comprehensive income. When an investment is derecognised, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

(ii) Non-derivative financial liabilities

Financial liabilities (including liabilities designated at fair value through profit or loss) are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged or cancelled or expire.

The Group has the following non-derivative financial liabilities: bank overdrafts, Zimbabwe advance dividend accrual and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

(d) Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognised as a deduction from equity, net of any tax effects.

(e) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets.

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are capitalized in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine under development.

All direct costs related to the acquisition, exploration and development of mineral properties are capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mineral properties being depleted.

Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised within other income in profit or loss.

(ii) Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, except for mineral properties, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. On commencement of commercial production, depreciation of each mineral property and development is provided for on the unit-of-production basis using estimated proven and probable reserves. Where the total reserves are not determinable because ore bearing structures are open at depth or are open laterally, the straight-line method of depreciation is applied over the estimated life of the mine. Land is not depreciated.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years
•	plant and equipment 10 years
•	fixtures and fittings including computers 4 to 10 years
•	motor vehicles 4 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(f) Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of gold in process, cost includes an appropriate share of production overheads based on normal operating capacity. Net realisable value is the estimated selling price in the common course of business, less the estimated costs of completion and selling expenses.

(g) Impairment

(i) Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost provides objective evidence of impairment.

The Group considers evidence of impairment for receivables at both the specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Impairment losses on available-for-sale investment securities are recognised by transferring the cumulative loss that has been recognised in other comprehensive income and presented in accumulated other comprehensive income in equity, to profit or loss. The cumulative loss that is removed from other comprehensive income and recognised in profit or loss is the difference between the acquisition cost, net of any principal repayment and amortisation, and the current fair value, less any impairment loss previously recognised in profit or loss. Changes in impairment provisions attributable to time value are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security or receivable increases and the increase can be related objectively to an event occurring after the impairment loss was recognised in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognised in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognised in other comprehensive income.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories, prepayments and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. Fair value is considered to be the price that would be paid by a knowledgeable market participant. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

CGUs are allocated to reduce the carrying amount of other assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

The test for recoverability of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are special impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are permitted in the event that the circumstances that resulted in impairment have changed.

E&E assets are only assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and upon transfer to development assets (therefore there is no requirement to assess for indication at each reporting date until the entity has sufficient information to reach a conclusion about the commercial viability and technical feasibility of extraction). Indicators of impairment include the following:

•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed
•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned
•	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area
•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale

(h) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(ii) Short term employee benefits

The cost of all short term employee benefits is recognised during the period in which the employee renders the related service.

Any benefits accruing to employees by virtue of them holding participation units in the Blanket Mine Employee Trust (Employee Trust) are recognised as short term employee benefit expenses (profit sharing arrangement) at the earlier of a constructive obligation arising or when dividends are declared to Blanket Employee Trust Services (Private) Limited (BETS).

(i) Share-based payment transactions

(i) Share-based payment relating to employees and directors

The grant date fair value of share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that do meet the related service and non-market vesting conditions at the vesting date.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive income over the remaining vesting period or immediately for awards already vested.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive income.

(ii) Share-based payment relating to the Indigenisation Transaction

The grant date fair value of equity-settled share-based payment transactions with Indigenisation Shareholders (note 5) is recognised immediately as an expense in the statement of comprehensive income, with a corresponding increase in equity, when the transaction becomes effective.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

(j) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance cost.

(k) Site restoration

The Company recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money and are related to the provision are used to calculate the net present value. The Company’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. Changes resulting from production are charged to profit and loss for the period. The costs of rehabilitation projects that were included in the rehabilitation provision are recorded against the provision as incurred. The cost of on-going current programs to prevent and control pollution is charged against profit and loss as incurred.

(l) Revenue

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and the receipt of proceeds is substantially assured.

(m) Finance income and finance costs

Finance income comprises interest income on funds invested and gains on the disposal of available-for-sale financial assets. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions and impairment losses recognised on financial assets and also includes interest on bank overdraft balances.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

(n) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax expense are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(o) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, which comprise share options granted to employees and directors as well as any dilution in group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

(p) Standards, amendments and interpretations issued but not yet effective

There are new or revised Accounting Standards and Interpretations in issue that are not yet effective. Management have considered all of these Standards and Interpretations and have concluded that those that may have an impact on future consolidated financial statements are the following:

Standard/Interpretation		Effective date*
IFRS 9	Financial Instruments	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 1 amendments	Presentation of Financial Statements	July 1, 2012
IAS 19 amendments	Employee Benefits	January 1, 2013
IAS 32 & IFRS 7 amendments	Financial Instruments: Presentation & Financial Instruments: Disclosures	1 January 1, 2014 and January 1, 2013 respectively
IFRIC 20	Stripping Cost in the Production Phase of a Surface Mine	January 1, 2013
Annual Improvements 2009-2011 cycle	Various IFRSs	January 1, 2013

* Annual periods beginning on or after

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

IFRS 9 Financial Instruments

IFRS 9 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2015. The standard will be applied retrospectively, subject to transitional provisions.

The standard supersedes the existing IAS 39 classification and measurement guidance on financial assets and financial liabilities. It effectively eliminates the categories of held to maturity, available for sale and loans and receivables for financial assets.

Financial assets will be measured at amortised cost or fair value based on an assessment of the business model in which they are held and the characteristics of each instrument. The guidance for the classification and measurement of financial liabilities remains mostly unchanged.

The guidance on the derecognition of financial instruments and how to measure fair value remains unchanged from IAS 39.

The standard eliminates the need to separate embedded derivatives from financial asset host contracts within the scope of IFRS 9. This simplification does not apply for other host contracts.

It remains possible in certain circumstances to designate financial assets or liabilities as at fair value through profit or loss.

There is a proposal to amend IFRS 9 in respect of any available for sale investments which are not held for trading, to allow IFRS 9 to permit an irrevocable choice to account for the fair value movements on these assets as either in other comprehensive income (OCI) or in profit or loss. If available for sale investments fair value measurements are recognised in OCI, they should not be recycled to profit or loss. Reclassification to retained earnings is permitted.

There may be an impact on the Group’s statement of financial position and statement of comprehensive income resulting from the new guidance on financial instruments. Management continues to monitor the development of the new standards on financial instruments and the potential impact the new standards may have as the date of adoption draws closer.

IFRS 10 Consolidated Financial Statements

IFRS 10 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013. The standard will be applied retrospectively if there is a change in the control conclusion between IAS 27/SIC 12 and IFRS 10.

IFRS 10 introduces a single control model to assess whether an investee should be consolidated. This control model requires entities to perform the following in determining whether control exists:

•	Identify how decisions about the relevant activities are made,
•	Assess whether the entity has power over the relevant activities by considering only the entity’s substantive rights,
•	Assess whether the entity is exposed to variability in returns, and
•	Assess whether the entity is able to use its power over the investee to affect returns for its own benefit

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

Control should be assessed on a continuous basis and should be reassessed as facts and circumstances change.

Management has assessed control over the following entities under IFRS 10 at 31 December 2012 in relation to the Zimbabwe Indigenisation Transaction as set out in note 5. Based on this assessment, the following entities would continue to be consolidated by the Group under IFRS 10:

•	Blanket Mine (1983) (Private) Limited
•	Blanket Employee Trust Services (Private) Limited (BETS)
•	Blanket Mine Employee Trust (Employee Trust)

It was also concluded that the Group would not consolidate the Gwanda Community Share Ownership Trust under IFRS 10.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

IFRS 12 combines, in a single standard, the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities.

The required disclosures aim to provide information to enable user to evaluate:

•	The nature of, and risks associated with, an entity’s interests in other entities, and
•	The effects of those interests on the entity’s financial position, financial performance and cash flows.

The adoption of the new standard will increase the level of disclosure provided for the Group’s interests in subsidiaries and structured entities (both consolidated and unconsolidated).

IFRS 13 Fair Value Measurement

IFRS 13 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013. The standard will be applied prospectively and comparatives will not be restated.

IFRS 13 introduces a single source of guidance on fair value measurement for both financial and non-financial assets and liabilities by defining fair value, establishing a framework for measuring fair value and setting out disclosures requirements for fair value measurements. The key principles in IFRS 13 are as follows:

•	Fair value is an exit price
•	Measurement considers characteristics of the asset or liability and not entity-specific characteristics
•	Measurement assumes a transaction in the entity’s principle (or most advantageous) market between market participants
•	Price is not adjusted for transaction costs
•	Measurement maximises the use of relevant observable inputs and minimises the use of unobservable inputs
•

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4	Significant accounting policies – (continued)
•	The three-level fair value hierarchy is extended to all fair value measurements

IFRS 13 may impact the Group’s financial instruments at initial recognition as well as those measured at fair value subsequently. However, limited impact is expected from subsequent fair value measurement as the Group does not currently hold any material financial instruments measured at fair value. Further impacts may result from impairment calculations where fair value less cost to sell is calculated.

Amendments to IAS 1 Presentation of Financial Statements

The amendments to IAS 1 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

The Group will present those items of other comprehensive income that may be reclassified to profit or loss in the future separately from those that would never be reclassified to profit or loss. The related tax effects for the two sub-categories will be shown separately.

This is a change in presentation and will have no impact on the recognition or measurement of items in the consolidated financial statements.

This amendment will be applied retrospectively and the comparative information will be restated.

Amendments to IAS 19 Employee Benefits

The amendments to IAS 19 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

The amendment changes the definitions of short-term employee benefits and other long term employee benefits so that the distinction between the two will depend on when the entity expects the benefit to be wholly settled.

The amended definitions state that a benefit is short-term when it is expected to be settled wholly within twelve months after the annual reporting period in which the employees render the related service. If this is not the case, then it is accounted for as other long-term employee benefit.

The classification of employee benefits as short-term or other long term employee benefits impacts the measurement of the related liability. The requirements to classify the related liability as current or non-current has not changed.

Further amendments relate to defined benefit plans which is not expected to have an impact on the Group as there are currently no defined benefit plans.

The impact of the amendments to IAS 19 on the classification of short-term employee benefits has not yet been determined.

Amendments to IAS 32 Financial Instruments: Presentation and IFRS 7: Financial Instruments: Disclosures

The amendments to IAS 32 and IFRS 7 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2014 and December 31, 2013 respectively.

An entity may offset financial assets and financial liabilities when it currently has a legally enforceable right to set off the recognised amounts. IAS 32 previously did not provide guidance on what was meant by “currently has a legally enforceable right to set off”. The amendment provides guidance in IAS 32 to clarify the criteria.

The amendments clarify that an entity currently has a legally enforceable right to set-off if that right is:

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

•	Not contingent on a future event; and
•	Enforceable in all of the following circumstances:
•	The normal course of business;
•	The event of default;
•	The event of insolvency or bankruptcy.

IFRS 7 disclosure requirements have been amended so that the IASB and the US Financial Accounting Standards Board will have common disclosure requirements.

The amendment’s impact is limited to presentation and disclosure and will not impact recognition and measurement of financial instruments of the Group.

IFRIC 20 Stripping Cost in the Production Phase of a Surface Mine

IFRIC 20 will be adopted by the Group for the first time for its financial reporting period ending December 31, 2013.

IFRIC 20 applies to entities that incur waste removal cost in a surface mining activity during the production phase of a mine and addresses the following:

•	initial recognition of production stripping costs as an asset;
•	the initial measurement of stripping activity asset; and
•	subsequent measurement of stripping activity asset.

Waste removal in the production phase of a mine may result in the following benefits:

•	improved access to ore; and
•	inventory produced.

If the benefit is in the form of inventory produced, the attributable cost will be recognised as cost of production of inventory. If the benefit is to improve access to the ore, a non-current asset will be recognised.

When the costs relating to improved access to ore (e.g. a stripping activity asset) and the costs of the inventory produced are not separately identifiable, production stripping costs are allocated between the stripping activity asset and inventory using a relevant production measure (e.g., actual vs. expected cost of inventory produced, actual vs. expected volume of waste extracted and actual vs. expected mineral content of ore extracted).

Depreciation or amortisation needs to be recognised on a systematic basis over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

The Group currently has an underground mine, Blanket Mine, which is in the production phase. Stripping costs incurred on Blanket Mine are outside the scope of IFRIC 20.

IFRIC 20 may impact the Nama Cobalt and Copper Projects in Zambia (Nama Project) once the mines moves into the production stage as the mines may have surface mining activities. The impact of IFRIC 20 on the Nama Project has not yet been determined.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

4 Significant accounting policies – (continued)

Annual Improvements 2009-2011 cycle

The annual improvements consist of amendments to existing IFRSs to clarify guidance and wording, or to correct for relatively minor unintended consequences, conflicts or oversights. Amendments are made through the annual improvements process when the amendment is considered non-urgent but necessary.

Management does not expect that any of these amendments will impact the recognition or measurement of amounts disclosed in the consolidated financial statements. The impact of these improvements on presentation and disclosure has not yet been determined.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million.

Pursuant to the above, Caledonia entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (NIEEF) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•	A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket’s employees holding participation units in the Employee Trust.
•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket undertook and paid a non-refundable donation of US$1 million to the Community Trust.

Caledonia facilitated the vendor funding of these transactions (other than the 10% interest which was donated to the Community Trust) which will be repaid by way of future dividends from Blanket. 80% of dividends declared by Blanket will be used to repay such loans and the remaining 20% will unconditionally accrue to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket and the extent of future dividends declared by Blanket.

In order to ensure the repayment from Blanket to Caledonia of the vendor funding of the proceeds, Reserve Bank of Zimbabwe approval was obtained for the facilitation loans to be declared by Caledonia Holdings Zimbabwe (Blanket’s parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

The Government of Zimbabwe has confirmed that the implementation of the terms of the MoU and the underlying subscription agreements constitute full compliance with the requirements of the Indigenisation Act and the Regulations and Blanket has received its certificate of compliance which confirms that Blanket is fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33).

Completion of the above agreements was subject to specified conditions as contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation Transaction. The final condition precedent was met on September 5, 2012 and on that date, the Indigenisation Shareholders effectively acquired 51% ownership and economic interest in the Blanket Mine.

Accounting treatment

Further to the implementation of the Indigenisation Transaction, a 51% shareholding in Blanket was acquired by the Indigenisation Shareholders. The directors of Caledonia Holdings performed an assessment, using the requirements of IAS 27: Consolidated and Separate Financial Statements (IAS 27), to determine whether Blanket should continue to be consolidated by Caledonia Holdings Zimbabwe. Following the assessment, it was concluded that Caledonia Holdings Zimbabwe retained control and should continue to consolidate Blanket and accordingly the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments. The group accounting policy was extended to include control aspects in its analysis of control principles in accordance with IAS 27 (refer note 4(a)(i)).

Control as contemplated in IAS 27 was considered to exist on the basis of exercisable power conferred on Caledonia Holdings Zimbabwe to cast majority votes at board level as contained in the registered founding documents of Blanket as well as consideration of the de facto control aspects of the relative shareholdings in Blanket. The aspect of control under IAS 27 will be reviewed at each reporting cycle.

Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:

•	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;
(c)	100% of the 10% shareholding of the Community Trust.

i.e. a 16.2% NCI of net assets and earnings is recognised at Blanket level.

The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interest to the extent that their attributable share of the net asset value of Blanket exceeds the balance

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

on the facilitation loans including interest. At December 31, 2012, the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	As the facilitation loans are only repayable from dividends declared by Blanket, a loan receivable is not recognised and the arrangement is accounted for within equity.

•	The difference between the fair value of the equity instruments granted and facilitation loans, taking into account all the interest terms and advance dividend rights (see below), was recognised as a share based payment expense (refer Note 21(b)).

•	The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

The Employee Trust and BETS are special purpose entities which are effectively controlled and consolidated by Blanket. Accordingly the shares held by BETS are effectively treated as treasury shares and no NCI is recognised.

	Shareholding	Recognised NCI	NCI subject to facilitation loan	Balance of facilitation loan at 31 December 2012 #	IFRS 2 expense (note 21)
NIEEF	16%	3.2%	12.8%	11,742	4,882
Fremiro	15%	3%	12%	11,402	3,273
Community Trust	10%	10%	-	-	6,006
BETS	10%	-*	-*	7,602	~
	51%	16.2%	24.8%	30,746	14,161

The balance on the facilitation loans is reconciled as follows:

Subscription price funded on loan account	$30,090
Interest accrued	656
Dividends used to repay loans	-
$30,746
•	* The shares held by BETS are effectively treated as treasury shares (see above).
•	~ Accounted for under IAS19 Employee Benefits
•	# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

The following Indigenisation costs have been incurred:

	2012	2011	2010
	$	$	$
Donation to Gwanda Community Trust	1,140	-	-
Legal fees	21	-	-
Professional consulting fees	539	326	-
	1,700	326	-

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a)   Advances to the Community Trust against their right to receive dividends declared by Blanket on their shareholding as follows;

•         A US$2 million payment on or before September 30, 2012;

•         A US$1 million payment on or before February 28, 2013; and

•	A US$1 million payment on or before April 30, 2013.

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR. The loan is repayable by way of set off of future dividends on the Blanket shares owed by the Community Trust.

(b)	An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket on their shareholding. The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket shares owned by NIEEF. Whilst any amount remains outstanding on the NIEEF dividend loan account, interest on the NIEEF facilitation loan will be suspended.

The advance dividend payments have been recognised as a distribution to shareholders on the effective date of the subscription agreements. The loans arising are not recognised as loans receivable by Blanket as they are only repayable by set off of future dividend entitlements and are accordingly regarded as equity instruments.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

5 Blanket Zimbabwe Indigenisation Transaction – (continued)

The balance on the advance dividend loans is reconciled as follows:

	NIEEF	Community Trust	Total
	$	$	$
Advance dividends paid	1,788	1,951	3,739
Interest accrued	-	62	62
	1,788	2,013	3,801

The advance payments to the Community Trust of US$2 million, payable in February and April 2013, have been recognised as a liability as Blanket has a present obligation to make the payments.

6 Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk (refer note 24)
•	Interest rate risk (refer note 24)
•	Credit risk (refer note 24)
•	Liquidity risk (refer note 24)

This note and note 24 presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.

The fair value of the Group’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

6 Financial risk management – (continued)

(a) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances. Cash is deposited only with “A” grade banks.

(b) Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe in 2009, all appropriate insurance cover has been reinstated. The Zimbabwean operations are now covered for Public Liability risk, Assets all risk and comprehensive cover on all motor vehicles.

7 Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Group’s capital includes shareholders’ equity, comprising issued common shares, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interest as detailed below.

	2012	2011
	$	$
Group capital	55,619	40,444

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities.

As at December 31, 2012, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

8 Production costs

	2012	2011	2010
	$	$	$
Wages	8,491	6,197	4,909
Consumable materials	13,286	12,117	5,969
Site restoration	43	50	44
Exploration	831	21	34
Safety	251	290	145
On mine administration	2,751	2,418	1,516
	25,653	21,093	12,617

9 Administrative expenses

	2012	2011	2010
	$	$	$
Investor relations	447	196	145
Management contract fee	704	779	689
Audit fee	443	298	244
Legal fee and disbursements	189	103	106
Accounting services fee	83	41	27
Listing fees	151	270	69
Directors fees	194	145	168
Salaries and wages	1,648	1,368	1,237
Other	196	151	122
	4,055	3,351	2,807

10 Other expenses

	2012	2011	2010
	$	$	$
Impairment loss on trade receivables	-	-	1,064
	-	-	1,064

11 Finance income and finance costs

	2012	2011	2010
	$	$	$
Finance income	79	55	270
Interest expense on financial liabilities measured at amortised cost	(160)	(217)	(267)
	(81)	(162)	3

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

12 Income taxes

	2012	2011	2010
	$	$	$

Current tax expense	12,547	8,005	1

Deferred tax expense
Origination and reversal of temporary differences	271	785	1,041
Change in previously unrecognised deductible temporary differences	-	(120)	-
Recognition of previously unrecognised non-capital tax losses	-	(206)	-
	271	459	1,041
Total income tax expense	12,818	8,464	1,042

Reconciliation of tax rate

	2012	2012	2011	2011	2010	2010
	%	$	%	$	%	$
Profit for the year		7,358		12,130		1,455
Total income tax expense		12,818		8,464		1,042
Profit before income tax		20,176		20,594		2,497

Income tax using Company's domestic tax rate	26.5%	5,347	28.25%	5,818	31%	774
Tax rate differences in foreign jurisdictions		(210)		(1,476)		(214)
Change in tax rate		(254)		-		-
Foreign currency difference		439		1,075		(185)
Withholding taxes		1,763		2,589		-
Share based payment expenses and other permanent differences		4,364		613		219
Losses expired				-		5,467
Accrual for tax dispute		806
Change in unrecognized deferred tax assets		563		(155)		(5,019)
Income tax expense		12,818		8,464		1,042

Changes in the applicable domestic tax rate are the result of enacted tax rate changes in Canada.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

12 Income taxes – (continued)

Deferred tax assets and liabilities

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	2012	2011
	$	$
Deductible temporary differences	3,338	3,427
Non-capital tax loss carry - forward	10,478	9,826
	13,816	13,253

The Company has not recognised deferred tax liabilities in respect of unremitted earnings in foreign subsidiaries as it is not considered probable that this temporary difference will reverse in the foreseeable future. At December 31, 2012, these earnings amount to $14,689 (2011 - $8,351; 2010 - $2,151).

In 2012, the reduction in the net investment in Blanket Mine (note 5) resulted in a deferred tax liability of $3,987.  As a result, the Company recorded a deferred tax asset of $3,987 representing the benefit of previously unrecognised capital losses which relate to the same taxation entity and tax authority and are therefore presented on a net basis. As at December 31, 2012, the Company has capital loss carry forwards of $51,245 (2011 - $81,335) in Canada for which the benefits have not been recognised in these consolidated financial statements.

The non-capital tax losses expire as set out below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits there from. In 2012 $nil (2011 - $737) of previously unrecognised non-capital tax losses and $nil (2011 - $430) of deductible temporary differences were recognised as management considered it probable that future taxable profits will be available against which they can be utilised.

Year	Amount
2014	1,583
2015	1,863
2026	2,780
2027	3,054
2028	2,260
2029	1,661
2030	1,617
2031	2,238
2032	2,667
No expiry	18,757
38,480

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

12 Income tax expense – (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2012	2011	2012	2011	2012	2011
	$	$	$	$	$	$
Property, plant and equipment	-	-	(6,156)	(6,466)	(6,156)	(6,466)
Unrealised foreign exchange	61	119	-	-	61	119
Inventories		-	66	59	66	59
Provisions	4	-	177	373	181	373
Other items	(3)		-	(3)	(3)	(3)
Non-capital tax loss carry-forwards	-	206	-	-	-	206
Tax (assets) liabilities	62	325	(5,913)	(6,037)	(5,851)	(5,712)

Movement in net deferred taxes on temporary differences during the year

	Balance January 1	Recognised in profit and loss	Recognised in other comprehensive income	Balance December 31
	$	$	$	$
2012
Property, plant and equipment	(6,466)	143	167	(6,156)
Unrealised foreign exchange	119	(49)	(9)	61
Inventories	59	8	(1)	66
Provisions	373	(182)	(10)	181
Other items	(3)	-	-	(3)
Non-capital tax loss carry-forwards	206	(191)	(15)	-
	(5,712)	(271)	132	(5,851)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

12 Income tax expense – (continued)
	Balance January 1	Recognised in profit and loss	Recognised in other comprehensive income	Balance December 31
2011
Property, plant and equipment	(5,595)	(759)	(112)	(6,466)
Unrealised foreign exchange	9	110	-	119
Inventories	40	18	1	59
Provisions	384	(19)	8	373
Other items	-	(3)	-	(3)
Non-capital tax loss carry-forwards	11	194	1	206
	(5,151)	(459)	(102)	(5,712)
	Balance January 1	Recognised in profit and loss	Recognised in other comprehensive income	Balance December 31
	$	$	$	$
2010
Property, plant and equipment	(4,735)	(1,083)	223	(5,595)
Unrealised foreign exchange	-	9		9
Inventories	33	9	(2)	40
Provisions	366	35	(17)	384
Non-capital tax loss carry-forwards	23	(11)	(1)	11
	(4,313)	(1,041)	203	(5,151)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

13 Property, plant and equipment

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2011	4,146	9,000	8,536	15,543	1,083	770	39,078
Additions	93	757	2,726	4,485	91	376	8,528
Disposals	-	-	-	-	-	(4)	(4)
Impairment (1)	-	-	(3,884)	-	-	-	(3,884)
Foreign exchange movement	(39)	177	65	(30)	(22)	13	164
Balance at December 31, 2011	4,200	9,934	7,443	19,998	1,152	1,155	43,882

Balance at January 1, 2012	4,200	9,934	7,443	19,998	1,152	1,155	43,882
Additions	472	2,280	3,614	767	74	702	7,909
Disposals(2)	-	(622)	-	-	-	(39)	(661)
Impairment	-	-	-	(773)	-	-	(773)
Foreign exchange movement	(138)	(267)	(219)	(646)	(30)	(36)	(1,336)
Balance at December 31, 2012	4,534	11,325	10,838	19,346	1,196	1,782	49,021

(1) The full carrying value of the Rooipoort platinum property in South Africa has been impaired as, despite the timely application for the renewal of the prospecting right, no formal right has yet been granted. As a consequence of the delay in the receipt of the valid right, no funding has been allocated to this project for the foreseeable future.

(2)	This represents the write down of the rehabilitation asset as a result of the reduced present value of the rehabilitation provision as assessed at year end.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

13 Property, plant and equipment - (continued)

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses
Balance at January 1, 2011	469	832	-	4,499	861	439	7,100
Depreciation for the year	250	659	-	1,833	87	154	2,983
Disposals	-	-	-	-	-	(4)	(4)
Foreign exchange movement	18	37	-	(154)	(25)	9	(115)
Balance at December 31, 2011	737	1,528	-	6,178	923	598	9,964

Balance at January 1, 2012	737	1,528	-	6,178	923	598	9,964
Depreciation for the year	262	543	-	2,279	82	226	3,392
Disposals	-	-	-	-	-	(3)	(3)
Impairment	-	-	-	(443)	-	-	(443)
Foreign exchange movement	(21)	(43)	-	(255)	(23)	(18)	(360)
Balance at December 31, 2012	978	2,028	-	7,759	982	803	12,550

Carrying amounts
At December 31, 2011	3,463	8,406	7,443	13,820	229	557	33,918
At December 31, 2012	3,556	9,297	10,838	11,587	214	979	36,471

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

14 Inventories

	2012	2011
	$	$
Consumable stores	4,720	3,899
Gold in progress	788	583
	5,508	4,482

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items. The inventories expensed in the year amounted to $13,286 (2011 - $12,117, 2010 -$5,969)

15 Trade and other receivables

	2012	2011
	$	$
Bullion sales receivable	-	2,278
VAT receivables	1,103	694
Deposits for stores and equipment and other receivables	615	685
Current portion	1,718	3,657

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in note 6 and note 25.

16 Cash and cash equivalents

	2012	2011
	$	$
Bank balances	27,942	9,686
Cash and cash equivalents	27,942	9,686
Bank overdrafts used for cash management purposes	-	(430)
Cash and cash equivalents in the statement of cash flows	27,942	9,256

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

16 Cash and cash equivalents – (continued)

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 24.

The bank overdraft facility of US$2.5 million bears interest at 8% above the 30 day LIBOR rate. The facility is unsecured and valid for 12 months and is renewable. The facility is repayable on demand.

17 Equity

Share capital

Authorised
Unlimited number of common shares of no par value
Unlimited number of preference shares of no par value.

Issued	Number of common shares	Amount
December 31, 2010	500,169,280	$196,125
Issued on exercise of share options during the year	380,000	38
December 31, 2011	500,549,280	196,163
Issued on exercise of share options during the year	13,912,500	974
December 31, 2012	514,461,780	$197,137

Common shares and preference shares

The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. Holders of preference shares receive a non-cumulative dividend per share at the Company’s discretion, or whenever dividends to common shareholders are declared. They do not have the right to participate in any additional dividends declared for common shareholders.

Preference shares do not carry the right to vote. All shares rank equally with regard to the Company’s residual assets, except that preference shareholders participate only to the extent of the face value of the shares.

Investment Revaluation Reserve

The investment revaluation reserve arises from the valuation of investments at fair value through other comprehensive income.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

17 Equity – (continued)

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees and directors under share option plans and equity instruments issued to Zimbabwe indigenisation shareholders under the Indigenisation Transaction (refer Note 5).

18 Earnings per share

Basic earnings per share

The calculation of basic earnings per share at December 31, 2012 was based on the profit attributable to common shareholders of $8,720 (2011: $12,130; 2010: $1,455), and a weighted average number of common shares outstanding of 505,970,684 (2011: 500,396,239; 2010: 500,169,280), calculated as follows:

Weighted average number of common shares

(In number of shares)	Note	2012	2011	2010
Issued common shares at January 1	18	500,549,280	500,169,280	500,169,280
Weighted average issues during the year		5,421,404	226,959	-
Weighted average number of common shares at December 31		505,970,684	500,396,239	500,169,280

	2012	2011	2010
	$	$	$
Profit for the year	7,358	12,130	1,455
Loss attributable to NCI	1,362	-	-
Adjusted basic earnings attributable to common shareholders	8,720	12,130	1,455
Diluted earnings attributable to common shareholders	8,720	12,130	1,455

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

18 Earnings per share – (continued)

•	Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.
•	Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine’s Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket shares subject to the settlement of the loan accounts and the number of Blanket shares that would have been issued at the average fair value during the period of the Blanket shares is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket, if any.

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current period (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to common shareholders.

There was no adjustment for additional amounts attributable to BETS as Blanket incurred a loss subsequent to the transaction date of September 5, 2012.

The calculation of diluted earnings per share at December 31, 2012 was based on the profit attributable to common shareholders of $8,720 (2011: $12,130; 2010: $1,455), and a weighted average number of common shares and potentially dilutive shares outstanding of 508,331,827 (2011: 509,879,875; 2010: 500,169,280), calculated as follows:

Weighted average number of common shares

(In number of shares)	2012	2011	2010
Weighted average number of common shares (basic) at December 31	505,970,684	500,396,239	500,169,280
Effect of dilutive options	2,361,143	9,483,636	-
Weighted average number of common shares (diluted) at December 31	508,331,827	509,879,875	500,169,280

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding. The potential dilutive effect of 25,779,000 options (2011 – 16,460,000, 2010 – 26,080,000) was excluded from the above calculations because these options were anti-dilutive.

19 Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket for the year ended December 31, 2012 was $341 (2011: $ 288; 2010: $277).

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

20 Share-based payments

At December 31, 2012 the Group has the following share-based payment arrangement:

(a) Share option programme (equity-settled)

The Group has established a rolling stock option plan (the "Plan") for employees, officers, directors, consultants and other service providers. In accordance with the Plan, options are granted with exercise prices equal to the market price of the shares at the date of grant.

Terms and conditions of share option program

The terms and conditions relating to the grants under the Plan are that all options are to be settled by physical delivery of shares. Under the current Plan, the maximum term of the options is 5 years. Under the Plan, the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Company. At December 31, 2012, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date(1)
	$
6,070,000	0.07	Feb 11,2013
437,500	0.07	July 1, 2013
210,000	0.07	April 29, 2014
500,000	0.07	Mar 23, 2014
16,460,000	0.13	Jan 31, 2016
300,000	0.07	May 11, 2016
9,319,000	0.09	Sept 10, 2017
33,296,500
(1)	In terms of the approved Plan, the expiry date of options that expire in a closed period will be extended by 10 days from the cessation of the close period.

The continuity of the options granted, exercised, cancelled and expired under the Plan during 2012 and 2011 are as follows:

	Number of Options	Weighted Avg. Exercise Price
	$
Options outstanding and exercisable at January 1, 2011	32,580,000	0.07
Granted	16,460,000	0.13
Expired	(6,500,000)	0.07
Options outstanding and exercisable at December 31, 2011	42,540,000	0.093
Exercised	(13,912,500)	0.07
Granted	9,319,000	0.09
Expired	(4,650,000)	0.07
Options outstanding and exercisable at December 31, 2012	33,296,500	0.105

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

20 Share-based payments – (continued)

The weighted average remaining contractual life of the outstanding options is 2.92 years (2011: 2.16 years). The weighted average share price at the date of exercise for the options exercised in the year was $0.09.

The vesting of options is determined at the discretion of the board of directors, at the time the options are granted. As of December 31, 2012 there are 18,149,678 stock options available to grant (2011: 7,514,928 stock options)

Inputs for measurement of grant date fair values

The fair value of share based payments noted above was estimated using the Black-Schöles Option Pricing Model with the following assumptions for the years ended December 31, 2012 and 2011.

	2012	2011

Risk-free interest rate	0.1%	1.1%
Expected dividend yield	Nil	Nil
Expected stock price volatility (based on historical volatility)	58.37%	60.47%
Expected option life in years	5	5
Exercise price	0.09	0.13
Share price at grant date	0.09	0.13
Fair value at grant date	0.044	0.067
Expected forfeiture rate	0%	0%

(b) Equity instruments granted under the Blanket Zimbabwe Indigenisation Transaction.

The equity instruments granted under the Blanket Zimbabwe Indigenisation Transaction (refer note 5), excluding Blanket Employee Trust Services (Private) Limited (BETS) accounted for under IAS 19 Employee benefits, have been accounted for as share-based payments under IFRS 2 Share based payments.

The fair value of the equity instruments on the grant date of September 5, 2012 was determined for each transaction as being the sum of the present value of the following components:

•	The value of the shares at the point that any loans provided to purchase the shares or fund advance dividends are paid off;
•	The value of any advance dividends paid to participants;
•	The value of any “trickle dividends”, being the 20% entitlements, paid to participants while the loans to purchase the shares are outstanding.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

20 Share-based payments – (continued)

To determine the fair value and take into account the unique features of each transaction, the Monte Carlo Simulation technique was used as the valuation model to allow for the uncertainty around the potential scenarios that affect the value of each arrangement. Projected market values were estimated using a stochastic modelling methodology based on Geometric Brownian Motion model.

Assumptions used based on the grant date of September 5, 2012 were as follows:

Fair value of Blanket	C$45,065
Expected volatility (based on historical volatility)	65%
Risk free rates	USD swap curve with country specific adjustments
Country specific adjustment	17.3%
Dividend yield	14.8%
Withholding tax	5% of dividends
Interest on loans	10%

Based on the above the share based payment expense in the current year was as follows:

Share-based payment expenses

	Note	2012	2011	2010
		$	$	$
Share options granted		408	1,101	354
Option value of the Blanket indigenisation transaction	5	14,161	-	-
Total costs		14,569	1,101	354

21 Provisions

Site restoration

Site restoration relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs, estimated to be paid in 2022 (Blanket Mine) based on the estimated life of mine. Site restoration costs are capitalised to mineral properties at initial recognition and amortised systematically over the estimated life of the mine.

$
Balance at January 1, 2011	1,899
Foreign currency adjustment	(47)
Unwind of discount	50
Adjustment made during the period	(117)
Balance at December 31, 2011	1,785

Balance at January 1, 2012	1,785
Foreign currency adjustment	(58)
Unwind of discount	43
Adjustment made during the period	(755)
Balance at December 31, 2012	1,015
Non-current	1,015

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

21 Provisions – (continued)

The discount rates currently applied in the calculation of the net present value of the Blanket provision is 15% (2011 – 1.96% ). The Eersteling provision for rehabilitation is accreted by 5% pa (2011 – 5%).

22 Trade and other payables

	2012	2011
	$	$
Trade payables	4,855	3,087
Non-trade payables and accrued expenses	920	754
	5,775	3,841

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 24.

The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

23 Cash flow information

Items not involving cash are as follows:

	2012	2011	2010
	$	$	$
Net finance costs (income)	81	162	3
Income tax expense	12,818	8,464	1,042
Profit on sale of investment	-	-	(43)
Site restoration	(91)	67	(158)
Share-based payment expense – share option Plan	408	1,101	354
Share-based payment expense – Blanket Indigenisation	14,161	-	-
Depreciation	3,392	2,983	2,586
Impairment	330	3,884	-
Write down of RBZ Bond and accrued interest	-	-	1,064
Interest accrued on RBZ bond	-	-	(264)
Foreign exchange loss	-	(303)	(359)
Other	-	290	(12)
	31,099	16,648	4,210

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

23 Cash flow information – (continued)

Net changes in non-cash working capital

	2012	2011	2010
	$	$	$
Inventories	(1,151)	(1,858)	(37)
Prepayments	195	(241)	37
Trade and other receivables	1,846	(1,338)	(762)
Trade and other payables	2,073	(41)	1,712
Income taxes payable	-	295	-
	2,963	(3,183)	950

24 Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2012	2011
	$	$
Canada	30	8
Other regions	1,683	3,644

Impairment losses

None of the trade and other receivables are past due at the yearend date:

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

24 Financial instruments – (continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements.

December 31, 2012	Carrying amount	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Non-derivative financial liabilities
Trade and other payables	5,775	5,775	-	-	-	-
Zimbabwe advance dividends payable	1,987	1,987	-	-	-	-
	7,762	7,762	-	-	-	-

December 31, 2011 December 31, 2011
Non-derivative financial liabilities
Trade and other payables	3,841	3,841	-	-	-	-
Bank overdraft	430	430	-	-	-	-
	4,271	4,271	-	-	-	-

Currency risk

As the Group operates in an international environment, some of the Group’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities and the amount of shareholders’ equity.

As noted below, the Group has certain financial assets and liabilities denominated in foreign currencies. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short‐term liquidity requirements.

Below is a summary of the assets and liabilities denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in US dollars or South African rand.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

24 Financial instruments – (continued)

	2012	2011
	$	$
Cash and cash equivalents	26,451	9,210
Bank overdraft	-	(430)
Trade and other receivables	1,687	3,474
Trade and other payables	(4,858)	(3,413)
Zimbabwe advance dividend accrual	(1,987)	-

The following exchange rates applied during the year:

	Average rate during the year		Year end date spot rate
	2012	2011	December 31, 2012	December 31, 2011
(In Canadian dollars)	$	$	$	$
USD 1	0.9998	1.0236	0.9935	1.0199
Rand 1	0.122	0.1370	0.1162	0.1257

Sensitivity analysis

A strengthening/ weakening of the Canadian dollar, against the USD and Rand at December 31 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2011.

	Equity	Profit or loss
(Effect in thousands of Canadian dollars)	$	$
December 31, 2012
USD (1 percent strengthening)	325	71
Rand (1 percent strengthening)	15	2

December 31, 2011
USD (1 percent strengthening)	630	56
Rand (1 percent strengthening)	1,323	132

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

24 Financial instruments – (continued)

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings utilized in Zimbabwe. The Group’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

In the monetary policy statement announced by the Governor of the Reserve Bank of Zimbabwe (“RBZ”) in February 2009, the debt owing by RBZ to Blanket Mine was converted into a Special Tradable Gold-Backed Foreign Exchange Bond, with a term of 12 months and an 8% interest rate. The Bond plus accrued interest is guaranteed by RBZ on maturity. Blanket Mine has been unable to sell the Bond at an acceptable discount rate and the RBZ did not redeem the Bond on the initial maturity date nor any subsequently advised maturity dates. As a result of the uncertain redemption date and the lack of information coming from the RBZ, the Bond has been written down to nil whilst Blanket continues to retain legal ownership of the RBZ debt.

The basis for determining all other fair values is disclosed in note 4.

25 Contingencies and commitments

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims and therefore no provision has been made.

There are commitments to purchase plant and equipment totalling $1,030 (2011 - $309) at year end.

26 Related parties

Transactions with key management personnel

Key management personnel compensation:

In addition to their salaries, the Group also contributes to a defined contribution plan on behalf of eligible employees. For the terms of the plan refer to note 19: Defined Contribution Plan.

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20).

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

26 Related parties – (continued)

Key management personnel compensation comprised.

	2012	2011	2010
	$	$	$
Salaries and wages	1,357	1,289	1,109
Share-based payments	401	947	308
	1,758	2,236	1,417

Key management personnel and director transactions:

A number of key management personnel, or their related parties, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of these entities.

A number of these entities transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

		Transactions			Balance outstanding
		Year ended Dec 31,			As at Dec 31,
	Note	2012	2011	2010	2012	2011
		$	$	$	$	$
Management fees, allowances and bonus paid or accrued to a company which provides the services of the Company’s President	(i)	704	588	552	-	-
Rent for office premises paid to a company owned by members of the President’s family		43	48	49	-	-
Legal fees and disbursements paid to a law firm where a Director is a partner		111	97	58	6	-
Fees, allowances and interest paid to the past Chairman of the Board	(ii)	-	-	38	-	-
Directors fees paid		215	145	130	48	60

(i) The Group has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian Group, for management services provided by the President. The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

(ii) On January 31, 2005, the Group entered into an agreement (the “Chairman’s Agreement”) with the Group’s former Chairman for services as the non-executive Chairman of the board of directors of the Group. This agreement was terminated in December 2010.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

27 Group entities

	Ownership interest at December 31
	Country of incorporation	2012	2011	2010
Significant subsidiaries		%	%	%
Caledonia Holdings Zimbabwe (Private) Limited	Zimbabwe	100	100	100
Caledonia Mining Services Limited	Zimbabwe	100	100	100
Caledonia Kadola Limited	Zambia	100	100	100
Caledonia Mining (Zambia) Limited	Zambia	100	100	100
Caledonia Nama Limited	Zambia	100	100	100
Caledonia Western Limited	Zambia	100	100	100
Dunhill Enterprises Inc.	Panama	100	100	100
Eersteling Gold Mining Corporation Limited	South Africa	100	100	100
Fintona Investments (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services (Proprietary) Limited	South Africa	100	100	100
Greenstone Management Services Limited	United Kingdom	100	-	-
Maid O’ Mist (Pty) Ltd	South Africa	100	100	100
Mapochs Exploration (Pty) Ltd	South Africa	100	100	100
Caledonia Holdings (Africa) Limited	Barbados	100	100	100
Blanket (Barbados) Holdings Limited	Barbados	100	100	100
Blanket Mine (1983) (Private) Limited	Zimbabwe	(2)49	100	100
Blanket Employee Trust Services (Private) Limited (BETS) (1)	Zimbabwe	-	-	-
Blanket Mine Employee Trust (Employee Trust)(1)	Zimbabwe	-	-	-

([1]) BETS and the Employee Trust are consolidated as special purpose entities.

(2) Refer to Note 5

28 Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Company’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia.

The accounting policies of the reportable segments are the same as described in note 4.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

28 Operating Segments – (continued)

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments

2012	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External Revenue	-	75,221	-	-	75,221
Royalty	-	(5,261)	-	-	(5,261)
Production costs	-	(25,492)	(161)	-	(25,653)
Administrative expenses	(2,391)	(214)	(1,450)	-	(4,055)
Share-based payment expenses	(408)	(14,161)	-	-	(14,569)
Depreciation	-	(3,209)	(183)	-	(3,392)
Impairment	-	(330)	-	-	(330)
Finance income	17	62	-	-	79
Finance expense	-	(160)	-	-	(160)
Indigenisation costs	(292)	(1,396)	(12)	-	(1,700)
Foreign exchange gain/(loss)	-	(4)	-	-	(4)
Other	-	-	-	-	-
Segment profit before income tax	(3,074)	25,056	(1,806)	-	20,176
Income tax expense	-	(11,506)	(1,312)	-	(12,818)
Segment profit after income tax	(3,074)	13,550	(3,118)	-	7,358
Geographic segment assets:
Current	19,581	9,850	5,821	42	35,294
Non Current	55	25,126	669	10,683	36,533
Expenditure on property, plant and equipment	-	4,280	15	3,614	7,909
Geographic segment liabilities
Current	(909)	(7,258)	(1,106)	(7)	(9,280)
Non-current	-	(6,621)	(307)	-	(6,928)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

28 Operating Segments – (continued)

2011	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External revenues	1	55,704	-	-	55,705
Royalty	-	(2,514)	-	-	(2,514)
Production costs	-	(20,489)	(604)	-	(21,093)
Administrative expenses	(2,310)	(305)	(1,062)	-	(3,677)
Share-based payment expenses	(1,101)	-	-	-	(1,101)
Depreciation	-	(2,773)	(210)	-	(2,983)
Impairment	-	-	(3,884)	-	(3,884)
Finance income	-	-	55	-	55
Finance expense	-	(217)	-	-	(217)
Foreign exchange gain/(loss)	173	130	-	-	303
Segment profit before income tax	(3,237)	29,536	(5,705)	-	20,594
Income tax expense	-	(8,791)	327	-	(8,464)
Segment profit after income tax	(3,237)	20,745	(5,378)	-	12,130
Geographic segment assets:
Current	8,703	7,629	1,779	43	18,154
Non-current	55	25,753	1,159	7,281	34,248
Expenditure on property, plant and equipment	-	5,768	51	2,709	8,528
Geographic segment liabilities
Current	(691)	(3,535)	(333)	(7)	(4,566)
Non-current	-	(7,502)	(320)	-	(7,822)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

28 Operating Segments – (continued)

2010	Corporate	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External revenues	-	22,388	-	-	22,388
Royalty	-	(825)	-	-	(825)
Production costs	-	(12,204)	(413)	-	(12,617)
Administrative expenses	(1,570)	(274)	(963)	-	(2,807)
Share-based payment expenses	(354)	-	-	-	(354)
Depreciation	-	(2,367)	(219)	-	(2,586)
Other (expenses)/income	-	(1,064)	-	-	(1,064)
Finance income	-	269	1	-	270
Finance expense	-	(267)	-	-	(267)
Foreign exchange gain/(loss)	8	(539)	890	-	359
Segment profit before income tax	(1,916)	5,117	(704)	-	2,497
Income tax expense	-	(1,042)	-	-	(1,042)
Segment profit after income tax	(1,916)	4,075	(704)	-	1,455

Reconciliation of reportable segment revenues, profit or loss, assets and liabilities and other material items

	2012	2011	2010
	$	$	$
Revenues
Total revenue for reportable segments	83,275	65,036	30,086
Elimination of inter-segment revenue	(8,054)	(9,331)	(7,698)
Consolidated revenue	75,221	55,705	22,388

	2012	2011	2010
Profit or loss	$	$	$
Total profit or loss before tax for the reportable segments	21,734	21,685	3,270
Elimination of inter-segment profits	(1,558)	(1,091)	(773)
Consolidated profit before income tax	20,176	20,594	2,497

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

28 Operating Segments – (continued)
	2012	2011
	$	$
Total assets for reportable segments	73,439	54,128
Elimination of inter-segment profits	(1,612)	(1,726)
Consolidated total assets	71,827	52,402

Liabilities
Total liabilities for reportable segments	16,208	12,388

Other material items 2012

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	79	-	79
Finance cost	(160)	-	(160)
Expenditure on property, plant and equipment	8,000	(91)	7,909
Depreciation	(3,597)	205	(3,392)

Other material items 2011

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	55	-	55
Finance cost	(217)	-	(217)
Expenditure on property, plant and equipment	9,413	885	8,528
Depreciation	(3,157)	174	(2,983)

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

28 Operating Segments – (continued)

Other material items 2010

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	270	-	270
Finance cost	(267)	-	(267)
Expenditure on property, plant and equipment	7,801	497	7,304
Depreciation	(2,610)	24	(2,586)

Major customer

Revenues from one customer of the Group's Zimbabwe segment represents approximately $75,036 (2011- $55,848, 2010 - $22,388) of the Group's total revenues.

29 Subsequent events

(a)	On January 24, 2013 Caledonia’s shareholders approved a share consolidation which will become effective on April 12, 2013. Caledonia’s issued common shares will be consolidated on the basis of one post consolidation share for every ten common shares currently in issue. The number of issued common shares will otherwise decrease from 517,061,780 to 51,706,178 following the implementation of the share consolidation, assuming no further common share transactions prior to the effective date. The consolidated shares will commence trading on the TSX on April 12, 2013. After the consolidation the earnings per share as stated on the Consolidated Statements of Comprehensive Income and (Loss) would be as shown below.

	2012	2011	2010
	$	$	$
Earnings per share
Basic earnings per share	0.172	0.24	0.03
Diluted earnings per share	0.172	0.24	0.03

The share consolidation will become effective after the date of authorisation of the 2012 consolidated financial statements and is therefore treated as a non–adjusting event after the reporting period.

(b)	At the same meeting on January 24, 2013 Caledonia’s shareholders resolved that the stated capital account maintained in respect of the Common Shares be reduced by $140,000,000 Cdn., and an offsetting increase shall be made to the contributed surplus account to be recorded on the Company’s financial statements.

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

29 Subsequent events – (continued)

(c)	On February 22, 2013 Caledonia paid a maiden dividend of $0.005 per share to all shareholders of record as of February 8, 2013. The gross dividend payable amounted to $ 2,585,309

(d)	During January 2013 three directors of the Company exercised share options and acquired 2,600,000 shares in the company

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

Directors and Management at March 26, 2013

BOARD OF DIRECTORS	OFFICERS
C. R. Jonsson (2) (3) (4) (5) - Chairman	C. R. Jonsson - Chairman
Principal of Tupper Jonsson& Yeadon	Corporate Secretary
Barristers & Solicitors	Principal of Tupper Jonsson& Yeadon
Vancouver, British Columbia,	Barristers & Solicitors
Canada	Vancouver, British Columbia,
Canada

S. E. Hayden(3) (4) (5) (6) (7)	S. E. Hayden
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (1) (6)	S. R. Curtis
Retired Mining Engineer	Vice-President Finance and Chief Financial Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

F. C. Harvey (1) (6)	Dr. T. Pearton (6)
Retired Executive	Vice-President Exploration
Oakville, Ontario, Canada	Johannesburg, South Africa

R. W. Babensee (1) (2)	J.M. Learmonth (7)
Chartered Accountant – Retired	Vice-President Business Development
Toronto, Ontario, Canada	Johannesburg, South Africa

S. R. Curtis (5) (7)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa
BOARD COMMITTEES
L.A. Wilson (1) (7)	(1) Audit Committee
Non- executive Director	(2) Compensation Committee
New York, United States of America	(3) Corporate Governance Committee
(4) Nominating Committee
J. L. Kelly (1) (7)	(5) Disclosure Committee
Non- executive Director	(6) Technical Committee
New York, United States of America	(7) Strategic Planning Committee

R. Patricio (7)
Non- executive Director
Toronto, Ontario, Canada

Caledonia Mining Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2012, 2011 and 2010

(in thousands of Canadian dollars)

CORPORATE DIRECTORY	SOLICITORS
CORPORATE OFFICES	Tupper, Jonsson & Yeadon
Canada - Head Office	1710-1177 West Hastings St, Vancouver,
Caledonia Mining Corporation	British Columbia V6E 2L3 Canada
Suite 1201, 67 Yonge Street
Toronto, Ontario M5E 1J8 Canada	Borden Ladner Gervais LLP
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Suite 4100, Scotia Plaza
info@caledoniamining.com	40 King Street West
Toronto, Ontario M5H 3Y4 Canada
South Africa – Africa Office
Greenstone Management Services (Pty) Ltd. AUDITORS	AUDITORS
P.O. Box 834 BDO Dunwoody LLP	BDO Canada LLP
Saxonwold 2132 Chartered Accountants	Chartered Accountants
South Africa Suite 3300, 200 Bay Street	Suite 3300, 200 Bay Street
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada
Zambia
Caledonia Mining (Zambia) Limited	REGISTRAR & TRANSFER AGENT
P.O. Box 36604	Equity Transfer Services Inc.
Lusaka, Zambia Suite 400 200 University Ave	Suite 400 200 University Ave.
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Toronto, Ontario M5H 4H1 Canada
Tel: (416) 361 0152 Fax: (416) 361 0470

BANKERS
Zimbabwe	Canadian Imperial Bank of Commerce
Caledonia Holdings Zimbabwe (Limited)	6266 Dixie Road
P.O. Box CY1277	Mississauga, Ontario L5T 1A7 Canada
Causeway, Harare
Zimbabwe	NOMADS AND BROKERS (AIM)
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248	Collins Stewart Europe Limited
88 Wood Street
CAPITALIZATION at March 26, 2013 RBC Capital Markets	London EC2V 7QR
Authorised: Unlimited 71 Queen Victoria Street	Fax: +44 20 7523 8134
Shares, Warrants and Options Issued:
Common Shares: 517,061,780 Tel: +44 20 7653 4000	SHARES LISTED
Warrants: Nil	Toronto Stock Exchange Symbol “CAL”
Options: 30,696,500	NASDAQ OTC BB Symbol "CALVF"
London “AIM” Market Symbol “CMCL”
Web Site: http://www.caledoniamining.com